CONSOLIDATED BALANCE SHEET (ChGAAP)
(Figures in thousands of Ch$ as of June 30, 2005)

ASSETS	2005 Ch$	2004 Ch$
CURRENT ASSETS
Cash and banks	6,192,384	15,243,977
Time deposits	4,913,123	57,412,478
Marketable securities	25,957,603	51,270,262
Trade receivables	170,648,147	212,449,524
Notes receivable	4,133,040	8,368,984
Sundry debtors	25,828,033	15,141,469
Due from related companies	16,787,799	19,013,784
Inventories	3,369,527	29,051,848
Refundable taxes	6,140,293	8,305,083
Prepaid expenses	2,761,566	7,618,390
Deferred taxes	16,203,117	19,062,345
Other current assets	19,707,685	80,888,187
Total current assets	302,642,317	523,826,331
FIXED ASSETS
Land	26,602,973	28,630,753
Construction and infrastructure works	191,815,597	192,442,599
Machinery and equipment	3,146,132,495	3,614,229,626
Other fixed assets	249,339,628	346,247,713
Technical revaluation	9,511,642	9,548,728
Less: accumulated depreciation	2,304,657,664	2,387,103,817
Fixed assetsnet	1,318,744,671	1,803,995,602
OTHER ASSETS
Investments in related companies	8,524,881	7,945,150
Investments in other companies	3,990	3,990
Goodwill	18,766,519	157,821,916
Long-term debtors	17,635,888	36,214,443
Intangibles	46,685,155	43,932,578
Amortization (less)	8,989,772	6,000,572
Other long-term assets	14,658,269	8,770,064
Total other assets	97,284,930	248,687,569
TOTAL ASSETS	1,718,671,918	2,576,509,502

LIABILITIES	2005 Ch$	2004 Ch$
CURRENT LIABILITIES
Banks and financial institutions - short-term	9,275,560	19,706,973
Banks and financial institutions - current maturities	33,596,504	90,844,135
Promisory Notes	34,060,408	35,197,935
Debentures	96,800,851	119,599,625
Current maturities of other long-term liabilities	25,353	463,500
Dividends payable	1,773,149	98,850
Accounts payable	70,184,299	127,405,234
Notes payable	—	140,217
Sundry creditors	25,011,617	15,710,585
Due to related companies	30,363,393	25,165,551
Provisions	6,222,536	7,280,661
Withholdings	10,123,895	8,157,922
Income tax	—	—
Unearned income	7,818,243	10,235,144
Other current liabilities	9,088,612	3,134,596
Total current liabilities	334,344,420	463,140,928
LONG-TERM LIABILITIES
Banks and financial institutions	334,304,284	330,542,897
Debentures	41,212,467	336,585,607
Due to related companies	—	22,781,121
Sundry creditors	320,349	3,500,944
Provisions	34,373,012	19,078,009
Deferred Taxes	57,901,985	52,288,659
Other long-term liabilities	4,648,582	4,441,003
Total long term liabilities	472,760,679	769,218,240
MINORITY INTEREST	1,549,679	1,287,841
EQUITY
Paid-in capital	880,977,537	882,725,509
Reserve	8,809,775	7,061,803
Other reserves	(1,134,326)	(600,039)
Retained earnings:	21,364,154	453,675,220
Prior years	—	443,576,433
(Losses) Income for the period	21,364,154	10,098,787
Interim dividend (less)	—	—
Total equity	910,017,140	1,342,862,493
TOTAL LIABILITIES AND EQUITY	1,718,671,918	2,576,509,502